                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                  divine, inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   255404-10-9
                  ---------------------------------------------
                                 (CUSIP Number)

                              Andrew J. Filipowski
              3333 Warrenville Rd., Lisle, IL 60532, (630) 799-7500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No.  255404-10-9                13D                    Page 2 of 12 Pages

-------------------------------------------------------------------------------

  1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Andrew J. Filipowski
-------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
          (SEE Instructions)                                       (b)  / /
-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS  (SEE Instructions)

          PF
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
 ------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

    NUMBER OF                    4,455,342 Shares (a)
    SHARES
    BENEFICIALLY          -----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
    EACH
    REPORTING                    11,881,152 Shares
    PERSON
    WITH                  -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 4,455,342 Shares (a)
                          -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 11,881,152 Shares
  -----------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,336,494 Shares (a)
  -----------------------------------------------------------------------------

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          (SEE Instructions)
  -----------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.6%
  -----------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON  (SEE Instructions)

          IN
  -----------------------------------------------------------------------------

(a) INCLUDES OPTIONS TO PURCHASE AN AGGREGATE OF 1,820,433 SHARES OF DIVINE CLASS A COMMON STOCK THAT ARE IMMEDIATELY EXERCISABLE.

CUSIP No.  255404-10-9                13D                    Page 3 of 12 Pages

-------------------------------------------------------------------------------

  1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          AJF-1999 Trust U/A/D 5/20/99
-------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
          (SEE Instructions)                                       (b)  / /
-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS  (SEE Instructions)

          PF
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          N/A
 ------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

    NUMBER OF                    11,491,152 Shares
    SHARES
    BENEFICIALLY          -----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
    EACH
    REPORTING                    0 Shares
    PERSON
    WITH                  -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 11,491,152 Shares
                          -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 0 Shares
  -----------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,491,152 Shares
  -----------------------------------------------------------------------------

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          (SEE Instructions)
  -----------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.03%
  -----------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON  (SEE Instructions)

          OO
  -----------------------------------------------------------------------------

CUSIP No.  255404-10-9                13D                    Page 4 of 12 Pages

-------------------------------------------------------------------------------

  1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Robinwood Management Company LLC
-------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
          (SEE Instructions)                                       (b)  / /
-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS  (SEE Instructions)

          WC
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
 ------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

    NUMBER OF                    113,845 Shares
    SHARES
    BENEFICIALLY          -----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
    EACH
    REPORTING                    0 Shares
    PERSON
    WITH                  -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 113,845 Shares
                          -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 0 Shares
  -----------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          113,845 Shares
  -----------------------------------------------------------------------------

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          (SEE Instructions)
  -----------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
  -----------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON  (SEE Instructions)

          OO
  -----------------------------------------------------------------------------

CUSIP No.  255404-10-9                13D                    Page 5 of 12 Pages

-------------------------------------------------------------------------------

  1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Robinwood Investment Company L.P.
-------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
          (SEE Instructions)                                       (b)  / /
-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS  (SEE Instructions)

          WC
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
 ------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

    NUMBER OF                    113,845 Shares
    SHARES
    BENEFICIALLY          -----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
    EACH
    REPORTING                    0 Shares
    PERSON
    WITH                  -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 113,845 Shares
                          -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 0 Shares
  -----------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          113,845 Shares
  -----------------------------------------------------------------------------

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          (SEE Instructions)
  -----------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
  -----------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON  (SEE Instructions)

          PN
  -----------------------------------------------------------------------------

CUSIP No.  255404-10-9                13D                    Page 6 of 12 Pages

-------------------------------------------------------------------------------

  1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Platinum Construction Corp.
-------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
          (SEE Instructions)                                       (b)  / /
-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS  (SEE Instructions)

          WC
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          North Carolina
 ------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

    NUMBER OF                    33,333 Shares
    SHARES
    BENEFICIALLY          -----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
    EACH
    REPORTING                    0 Shares
    PERSON
    WITH                  -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 33,333 Shares
                          -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 0 Shares
  -----------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          33,333 Shares
  -----------------------------------------------------------------------------

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          (SEE Instructions)
  -----------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
  -----------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON  (SEE Instructions)

          CO
  -----------------------------------------------------------------------------

CUSIP No.  255404-10-9                13D                    Page 7 of 12 Pages

-------------------------------------------------------------------------------

  1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          The Filipowski Foundation
-------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
          (SEE Instructions)                                       (b)  / /
-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS  (SEE Instructions)

          PF
-------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION


 ------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

    NUMBER OF                    390,000 Shares
    SHARES
    BENEFICIALLY          -----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
    EACH
    REPORTING                    0 Shares
    PERSON
    WITH                  -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER

                                 390,000 Shares
                          -----------------------------------------------------

                           10    SHARED DISPOSITIVE POWER

                                 0 Shares
  -----------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          390,000 Shares
  -----------------------------------------------------------------------------

  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

          (SEE Instructions)
  -----------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
  -----------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON  (SEE Instructions)

          CO
  -----------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") of Andrew J. Filipowski ("Mr. Filipowski"), relates to the class A common stock, par value $.001 per share (the "Class A Common Stock"), of divine interVentures, inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 1301 N. Elston Ave., Chicago, Illinois 60622.

         On July 18, 2000, the Company consummated its initial public offering of 14,285,000 shares of Class A Common Stock (the "Initial Public Offering") for $9.00 per share, less underwriting discounts and commissions, and concurrently consummated private placements of 7,257,455 shares of Class A Common Stock and 23,288,511 shares of the Company's non-voting class C convertible common stock, $0.001 par value per share ("the Concurrent Private Placements"). The disclosure in this Statement on Schedule 13D reflects the completion of the Initial Public Offering and the Concurrent Private Placements in addition to the following: (i) a one-for-six reverse stock split of the Class A Common Stock and the Company's class B common stock which was effected before the completion of the Initial Public Offering; (ii) the conversion of each share of the Company's class B common stock into one share of Class A Common Stock after completion of the reverse stock split and upon completion of the Initial Public Offering; and
(iii) the conversion of each share of each series of the Company's convertible preferred stock into one-sixth of a share of Class A Common Stock upon completion of the Initial Public Offering.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c), and (f). This Statement is being filed by Mr. Filipowski, the AJF-1999 Trust U/A/D 5/20/99 ("Trust"), Robinwood Management Company, LLC ("Robinwood LLC"), Robinwood Investment Company, L.P. ("Robinwood LP"), and Platinum Construction Corp. ("Platinum Construction") and Filipowski Foundation. Mr. Filipowski, the Trust, Robinwood LLC, Robinwood LP, Platinum Construction, and Filipowski Foundation are collectively referred to herein as the "Reporting Persons." Mr. Filipowski's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of the Company. The business address of Mr. Filipowski is 3333 Warrenville Road, Lisle, Illinois 60532. Mr. Filipowski is a citizen of the United States of America. The Trust is a revocable trust formed by Mr. Filipowski for his sole benefit which is governed by Illinois law. Mr. Filipowski is the co-trustee of the Trust and shares the power to direct the vote and disposition of the shares of Class A Common Stock held by the Trust. Pursuant to the terms of the trust agreement for the Trust, however, Mr. Filipowski can declare himself to be the sole trustee of the Trust or change the trustee, revise the terms of the trust agreement, or revoke the Trust at any time. Mr. Filipowski is President of Robinwood LP, a Delaware limited partnership. Robinwood Gift Trust U/A/D 3/30/99, of which certain of Mr. Filipowski's family members are the beneficiaries, owns 99% of the limited partnership interests and the remaining 1% is held by Robinwood LLC, the general partner of Robinwood LP. The Trust and Mr. Filipowski's wife are the only members of Robinwood LLC and together they own 100% of the issued and outstanding capital stock of Robinwood LLC. The business address of Robinwood LP and Robinwood LLC is 3333 Warrenville Road, Lisle, Illinois 60532. Mr. Filipowski is the Chairman of the Board, President, and a majority shareholder of Platinum Construction, a North Carolina corporation. The business address of Platinum Construction is 100 Cambridge Plaza Dr., Winston-Salem, NC 27104. Mr. Filipowski is the President and sole shareholder of Filipowski Foundation, an Illinois corporation. The business address of Filipowski Foundation is 3333 Warrenville Road, Lisle, Illinois 60532.

         (d) and (e). During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares beneficially owned by Mr. Filipowski, individually, through the Trust and through Filipowski Foundation, were purchased with personal funds.

         On December 14, 1999, Platinum Construction purchased 200,000 shares of the Company's series C convertible preferred stock, $.001 par value per share, for consideration of $200,000.00, which shares were converted into 33,333 shares of Class A Common Stock concurrently with the Initial Public Offering. Platinum Construction used its general working capital to purchase these shares. On March 24, 2000, Robinwood LLC purchased 683,077 shares of the Company's series A-2 junior convertible preferred stock, $.001 par value per share, for consideration of $170,769.00. Robinwood LLC sold and transferred these shares to Robinwood LP on the same date. These shares were converted into 113,845 shares of Class A Common Stock. Robinwood LLC and Robinwood LP used their general working capital to purchase these shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for the purpose of investment.

         Other than in his capacity as Chairman of the Board and Chief Executive Officer of the Company, Mr. Filipowski does not have any present plans or proposals that relate to or would result in any of the following (although Mr. Filipowski reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) Mr. Filipowski beneficially owns 16,336,494 shares of Class A Common Stock, including 4,308,164 shares held directly, 11,491,152 shares held by the Trust, 113,845 shares held through Robinwood LLC and Robinwood LP, 33,333 shares held through Platinum Construction and 390,000 shares held through Filipowski Foundation. Mr. Filipowski disclaims beneficial ownership of the Class A Common Stock held by Platinum Construction, except to his pecuniary interest in Platinum Construction. Based on there being 448,645,600 shares of Class A Common Stock outstanding as of February 12, 2002, the shares of Class A Common Stock that may be deemed beneficially owned by Mr. Filipowski represent an aggregate 3.6% of the issued and outstanding shares of Class A Common Stock, including shares held by the Trust, Robinwood LLC, Robinwood LP, Platinum Construction, and Filipowski Foundation.

         (b) Mr. Filipowski has sole power to direct the vote and the disposition of 4,308,164 shares of Class A Common Stock and shared power to direct the vote and disposition of 12,028,331 shares of Class A Common Stock. As co-trustee of the Trust, a revocable trust formed by Mr. Filipowski for his sole benefit, Mr. Filipowski shares the power to direct the vote and disposition of the shares of Class A Common Stock held by the Trust. Pursuant to the terms of the trust agreement for the Trust, however, Mr. Filipowski can declare himself to be the sole trustee or change the trustee of the Trust, revise the terms of the trust agreement, or revoke the Trust at any time.

         (c) In connection with the acquisition of OpinionWare.com Inc. by divine in April 2001, Mr. Filipowski received 242,300 shares of divine Common Stock upon conversion of the OpinionWare.com capital stock held by Mr. Filipowski and options to purchase an aggregate of 101,766 shares of divine Common Stock upon conversion of options to purchase shares of OpinionWare.com held by Mr. Filipowski.

         On March 22, 2001, Mr. Filipowski was granted options to purchase 1,666,666 shares of Class A Common Stock by divine. These options are immediately exercisable at an exercise price of $1.25 per share and will vest in full on March 22, 2002.

         Pursuant to an Agreement and Plan of Merger, dated as of July 8, 2001 (the "Merger Agreement"), among divine, DES Acquisition Company, a Delaware corporation and wholly-owned subsidiary of divine ("Merger Sub") and eshare communications, Inc. ("eshare"), eshare merged with and into Merger Sub, causing the separate existence of eshare to cease (the "Merger"). Pursuant to the Merger Agreement, upon the closing of the Merger, each share of eshare common stock was converted into 3.12 shares of divine Common Stock. As a result, Mr. Filipowski's 413,000 shares of eshare common stock was converted into 1,289,598 shares of divine Common Stock and options to purchase 16,667 shares of eshare common stock was converted into options to purchase 52,001 shares of divine Common Stock as reported on this Schedule 13D. In addition, 125,000 shares of eshare common stock held by Filipowski Foundation was converted into 390,000 shares of divine Common Stock as reported on this Schedule 13D.

         References to, and descriptions of, the Merger and the Merger Agreement as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as an Exhibit to the Form 8-K filed with the Securities and Exchange Commission by divine on July 12, 2001.


         In October, November and December 2001, Mr. Filipowski purchased 50,000 shares, an aggregate of 166,666 shares and 10,000 shares, respectively, of divine Common Stock in four separate private purchases of divine Common Stock from non-affiliate shareholders of divine.

         In December 2001, Mr. Filipowski made an open market purchase of 4,083,333 shares of divine Common Stock through the Trust.

         Paragraphs (d) and (e) of Item 5 are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 2 and 3 for additional information that may be required by this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------
     1.           Agreement, dated July 28, 2000, among Mr. Filipowski, the
                  Trust, Robinwood LLC, Robinwood LP, and Platinum Construction regarding the filing of this Statement on Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.



Dated:  February 14, 2002                    /s/ ANDREW J. FILIPOWSKI
                                    -------------------------------------------
                                             Andrew J. Filipowski

                                    AJF-1999 TRUST U/A/D 5/20/99

                                        By:   /s/ ANDREW J. FILIPOWSKI
                                             ----------------------------------
                                               Trustee

                                    ROBINWOOD MANAGEMENT COMPANY, LLC

                                        By: AJF-1999 TRUST U/A/D 5/20/99



                                        By:  /s/ ANDREW J. FILIPOWSKI
                                             ----------------------------------
                                              Trustee

                                    ROBINWOOD INVESTMENT COMPANY, L.P.

                                        By:   ROBINWOOD MANAGEMENT,
                                              COMPANY LLC, its General Partner

                                              By:   AJF-1999 TRUST U/A/D 5/20/99



                                                  By:  /s/ ANDREW J. FILIPOWSKI
                                                       ------------------------
                                                       Trustee

                                     PLATINUM CONTRUCTION CORP.

                                         By:   /s/ ANDREW J. FILIPOWSKI
                                               --------------------------------
                                               President